

MILLIE'S ICE CREAM TRUCK

OFFERING STATEMENT



HONEYCOMB

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PURPOSE OF THIS FORM

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the company completing this form.

THE COMPANY

1. Name of issuer: Millie's Ice Cream Truck, LLC
    State of Organization: Pennsylvania
    Date Company Was Formed: November 14, 2017
    Type of Company: Limited Liability Company
    Physical Address: 6901 Lynn Way, Pittsburgh, PA 15208
    Web Address: www.millieshomemade.com
    # of Employees: 2

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer: ☒
    - Organized under, and subject to, the laws of as State or territory of the United States or the District of Columbia.
    - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
    - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
    - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
    - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
    - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. *Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?*   ☐ Yes   ☒ No

OWNERS OF THE COMPANY

4. *Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.*

Director	Principal Occupation	Employer	Year Joined
Charles Townsend	Owner	Millies Ice Cream Truck, LLC	2017
Melissa Horst	Owner	Millies Ice Cream Truck, LLC	2017

Business Experience

Charles Townsend
Employer: Millie's Homemade Ice Cream LLC
Employer's principal business: make and sell ice cream from natural, locally-sourced ingredients
Title: President
Dates of service: June 2014 - Present
Responsibilities: head chef/ice cream maker, manager of business operations, and strategy

Melissa Horst
Employer: Millie's Homemade Ice Cream LLC
Employer's principal business: make and sell ice cream from natural, locally-sourced ingredients
Title: Retail Operations Manager
Dates of service: May 2016 - Present
Responsibilities: oversees daily operations of Millie's Shadyside Scoop Shop.

Employer: Salt of the Earth
Employer's principal business: farm to table concept restaurant
Title: General Manager
Dates of service: December 2012 – June 2015
Responsibilities: general manager of restaurant operations

5. *Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer.*

Person	Positions Held	Year Joined
Charles Townsend	President	2017
Melissa Horst	Secretary	2017
Melissa Horst	Treasurer	2017

For three years of business experience, see above Section 4.

PRINCIPAL SECURITY HOLDERS

6. *Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.*

Name of Holder	No. and Class	% of Voting Power Prior to Offering
Charles Townsend	Common stock	51.0%
Melissa Horst	Common stock	49.0%

The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering.

To calculate total voting power, include all the securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. *Describe in detail the business of the issuer and the anticipated business plan of the issuer.*

Business Description
Millie's Ice Cream Truck is an LLC created for the purpose of managing the operations of a 1974 Morrison Ice Cream Van which will distribute and sell Millie's Homemade-branded ice cream to the Pittsburgh-area.

Business Plan
The refurbishment and use of 1974 Morrison Ice Cream Van for the distribution and sale of ice cream and soft-serve ice cream in the Pittsburgh-area. The ice cream truck will exclusively serve Millie's Homemade Ice Cream products.

The truck will reach a broad geographic market, travelling to different neighborhoods in the greater Pittsburgh-area and participating in special events.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investments decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks

involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. *Discuss the material factors that make an investment in the issuer speculative or risky:*

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

The Company Stands on its Own
Millie's Homemade Ice Cream LLC is a successful company and a successful brand. But that is not the company issuing your Note. The company issuing your Note, Millie's Ice Cream Truck LLC, is a brand new, separate company and could do poorly or fail altogether.

The Owners Have No Experience
The individuals who own and control Millie's Ice Cream Truck LLC are the same individuals who own and control Millie's Homemade Ice Cream LLC. They have experience running the latter company, but they have no experience running a mobile ice cream truck, which is a different business altogether.

The Truck Might Break Down
We intend to refurbish a van built in 1974. If the van breaks down, we will not generate revenue.

The Truck Might Injure Someone
Like any vehicle, our ice cream van could injure someone. We will carry insurance against this risk, but in some circumstances our insurance might be inadequate.

We Might Not Find Good Drivers
A truck doesn't serve ice cream by itself. We need to find and train qualified drivers.

Failure of Parent Company
If Millie's Homemade Ice Cream LLC itself were to fail, Millie's Ice Cream Truck LLC (the company issuing the Notes) would also fail.

Competition
There are many other ice cream trucks, all or almost all selling ice cream at lower prices. There is no guaranty that ours will be successful.

The Guarantors Might Not Have Money
The Notes are being guaranteed by Charles Townsend. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors, either.

Regulations
The ownership and operation of an ice cream truck are subject to a number of laws and regulation. Complying with these laws and regulations could prove costly.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on our management team.

Reliance On Management Team
Like almost all small businesses, we rely exclusively on the abilities of our management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

No Operating History
The Company has no operating history, providing little to no information for prospective investors to consider.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like ours lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning cold-pressed juices, raw foods or its business specifically could negatively impact the future of its business. For

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example, if a customer became ill after eating the Company's ice cream, it could have an immediate and negative effect.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights
If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note
The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Limitation of Individual Rights in Event of Default
In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Indenture. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management time might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

THE OFFERING

9. What is the purpose of this offering?

The purpose of this offering is to raise funds for the purchase and refurbishment of a 1974 Morrison Ice Cream Van for the distribution and sale of ice cream and soft-serve ice cream in the Pittsburgh-area. The ice cream truck will exclusively serve Millie's Homemade Ice Cream products.

10. Use of Funds

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$25,000	$50,000
Less: Intermediary Fee*	$500	$1,000
Net Proceeds	$39,200	$49,000
Use of Proceeds:	- Purchase and refurbishment of a vintage ice cream van.	- Purchase and refurbishment of a vintage ice cream van. - Purchase and installation of additional ice cream equipment, including a soft-serve machine. - Working capital for van repairs, maintenance, licensing, and registration.

* 2.0% of funding total

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

11. How will the issuer complete the transaction and deliver securities to the investors?

The following describes the process to invest in the Millie's Ice Cream Truck and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with the Millie's Ice Cream Truck ("Investment Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Progress of the Offering*: The investor will receive periodic email updates when the campaign they have invested in reaches 50% and 100% thresholds of the target raise.

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e. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

f. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

13. Describe the terms of the securities being offered.

The securities being offered to investors are promissory notes, which we refer to as "Notes." The Notes are governed by a separate document called a Note Indenture, which you can view here.

This section summarizes the principal features of the Notes and the Note Indenture. However, this is only a summary. Before investing, you should read the Notes and the Note Indenture in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 8.00%-12.00% per year. The accrual of interest will begin on closing date of the offering – that is, when the money paid by investors is released to the Company – not on the date you invest.

- The Company must pay the accrued interest on a quarterly basis (every three months), starting two months after the closing date of the offering.

- The Company must repay your principal (the amount you invested) five years from the end of the two-month grace period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- The Note is personally guaranteed by the majority owner, Charles Townsend. Charles Townsend absolutely and unconditionally guarantees for the benefit of investors the full, punctual performance when due of the indebtedness (including interest and principal), liabilities and other obligations of Millie's Ice Cream Truck under the Note agreement.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. The representative will have the power to take any action against the company that he or she believes is appropriate. The fees and any expenses of the representative will be the responsibility of the Company, but the representative will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

14. Do the securities offered have voting rights? ☐ Yes ☒ No
15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No
    - No voting rights
16. How may the terms of the securities being offered be modified?
    - The terms of the Note may not be modified or amended.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.

- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

DESCRIPTION OF ISSUER'S SECURITIES

17. *What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.*

The only class of securities outstanding are the ownership interests of the company.

The ownership interests of a Pennsylvania limited liability company give the owner the right to share in the profits of the company and to participate in the management of the company.

The ownership interests of the company are owned by Charles Townsend (51.0%) and Melissa Horst (49.0%).

18. *How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?*

The Company does not have the right to change the terms of the promissory notes or the Note Indenture. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

19. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

20. *How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

21. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the President based on the President's opinion about the value of the project.

The President does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined by the President's Board of Directors in accordance with U.S. generally accepted accounting principles.

22. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

n/a

23. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

24. *Describe the material terms of any indebtedness of the issuer.*

No debt currently outstanding.

25. *What other exempt offerings has the issuer conducted within the past three years?*

None.

26. *Was or is the issuer or any entities controlled by or under the common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed*

transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. *any director or officer of the issuer;*
2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
4. *or (4) any immediate family member of any of the foregoing persons.*

☐ Yes ☒ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard tot the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☐ Yes ☒ No

28. *Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.*

Millie's Ice Cream Truck is recently created Limited Liability Company with no operating history and no revenue generated to date.

To illustrate the earning potential of Millie's Ice Cream Truck, below is a three-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies, as well as the extensive working knowledge of the owners through operating other businesses. The key revenue drivers and other operating assumptions have been benchmarked against industry standards and reflect the ongoing growth prospect and cost.

Millie's Food Truck, LLC

3 Year P&L Projections	Growth Rate		10%	10%
		FY 2018	FY 2019	FY 2020
Sales				
Weddings & Parties		$ 25,000	$ 27,500	$ 30,250
Corporate Events		$ 12,600	$ 13,860	$ 15,246
Food Truck Rallies		$ 17,640	$ 19,404	$ 21,344
Large Festivals		$ 48,510	$ 53,361	$ 58,697
Pop-ups		$ 77,018	$ 84,719	$ 93,191
Total Sales		**$ 180,768**	**$ 198,844**	**$ 218,729**
COGS				
Ingredients	23%	$ 41,577	$ 45,734	$ 50,308
Serving Supplies	5%	$ 9,038	$ 9,942	$ 10,936
Fuel	$ 3.00	$ 13,443	$ 14,788	$ 16,266
Total COGS		**$ 64,058**	**$ 70,464**	**$ 77,510**
Gross Profit		**$ 116,709**	**128,380**	**$ 141,218**
Gross Margin		64.6%	64.6%	64.6%
SG&A				
Manager		$ 26,900		
Hourly Labor		$ 21,593		
Maintenance for Truck		$ 4,000		
Vehicle Insurance		$ 1,620		
Credit Card Fees	2.5%	$ 4,519		
Loan Interest		$ 3,667		
Depreciation		$ 6,286		
Total SG&A		**$ 62,299**	**68,529**	**75,382**
Total SG&A as % of Sales		34%	34%	34%
Net Income		**$ 54,410**	**59,851**	**65,837**
Free Cash Flow				
Net Income		$ 54,414	59,851	65,837
Plus Depreciation		$ 6,286	6,286	6,286
Less Loan Principal		$ (8,333)	(8,333)	(8,333)
Less Change in Working Capital		$ -	-	-
Operating Cash Flow		**$ 52,366**	**57,804**	**63,789**

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Millie's Ice Cream Truck was formed in November 2017, therefore, the financial statements only reflect the startup costs incurred since November 2017. The balance sheet assumes the success of the Honeycomb crowdfunding campaign. No other financial activity is available.

Balance Sheet
November 2017 - December 12, 2017

	Opening Balance Sheet
Assets	
Cash	$ 5,500
Accounts Receivable	$ -
Inventory	$ 500
Total Current Assets	$ 6,000
Fixed Assets	
Truck - Base Price	$ 14,000
Truck - Improvements	$ 30,000
Less Accumulated Depreciation	$ -
Net Fixed Assets	$ 44,000
Total Assets	$ 50,000
Liabilities	
Honeycomb Loan	$ 50,000
Total Liabilities	$ 50,000
Total Equity	$ -

Profit & Loss
November 2017 - December 12, 2017

Income	$ -
Total Income	$ -
Expenses	$ -
Total Expenses	$ -
Net Income	$ -

Statement of Cash Flows

November 2017 - December 12, 2017

Net Income (Loss)	$	-
CASH FLOWS FROM OPERATING ACTIVIES		
Adjustments	$	-
NET CASH FROM OPERATING ACTIVITIES	$	-
Net Cash increase from period	$	-
Cash at end of period	$	-

STAKEHOLDER ELIGIBILITY

30. *With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:*

1. *Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:*
   i. *in connection with the purchase or sale of any security?* ☐ Yes ☒ No
   ii. *involving the making of any false filing with the Commission?* ☐ Yes ☒ No
   iii. *arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?* ☐ Yes ☒ No

2. *Is any such person subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:*
   i. *in connection with the purchase or sale of any security?* ☐ Yes ☒ No
   ii. *involving the making of any false filing with the Commission?* ☐ Yes ☒ No
   iii. *arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?* ☐ Yes ☒ No

3. *Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:*

    i. *at the time of the filing of this offering statement bars the person from:*

        a. *association with an entity regulated by such commission, authority, agency or officer?* ☐ Yes ☒ No

        b. *engaging in the business of securities, insurance or banking?* ☐ Yes ☒ No

        c. *engaging in savings association or credit union activities?* ☐ Yes ☒ No

    ii. *constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?* ☐ Yes ☒ No

4. *Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:*

    i. *Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?* ☐ Yes ☒ No

    ii. *places limitation on the activities, functions or operations of such person?* ☐ Yes ☒ No

    iii. *bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock?* ☐ Yes ☒ No

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. *any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?* ☐ Yes ☒ No

    ii. *Section 5 of the* Securities Act? ☐ Yes ☒ No

6. *Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a*

registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No

7. *Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?*
☐ Yes ☒ No

8. *Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?* ☐ Yes ☒ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgement, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. I*n addition to the information expressly required to be included in this Form, include:*
    (1) *any other material information presented to investors; and*
    (2) *such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.*

All information presented to investors hosted on honeycombcredit.com is available in Appendix A.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: www.millieshomemade.com.

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holder of record;
(3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

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